UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 19, 2015:

Strong acceleration of Group adjusted3,5 net sales

in the fourth quarter 2014: +15%

Adil Mehboob-Khan and Massimo Vian appointed co-CEOs

•                   Group’s adjusted3,5 net sales up by 6.7% at constant exchange rates2 (reported net sales +6.1% at constant exchange rates2) and up by 5.3% at current exchange rates in 2014

•                   Wholesale Division’s net sales up by 8.6% at constant exchange rates2 and up by 6.8% at current exchange rates

•                   Retail Division’s comparable store sales4 up by 4%

Milan (Italy), January 19, 2015 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today to review the consolidated net sales and preliminary results for the fourth quarter of 2014 and the full fiscal year 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

The Board of Directors appointed Adil Mehboob-Khan as CEO for Markets and Massimo Vian as CEO for Product & Operations.

The appointment of Adil Mehboob-Khan and Massimo Vian, entrusting them with all executive responsibilities, marks the completion, according to plan, of the Group’s organizational change process aimed at providing it with governance that is better aligned to the global competitive landscape and able to fully grasp all growth opportunities. It also aligns the Group’s organizational model with its strategic vision.

The new leadership is highly focused on specific areas of expertise that will promote decisional speed and operating effectiveness, leading to accelerated revenue and profitability growth over the long term.

Net sales performance for the full year and the fourth quarter of 2014

Fiscal year 20141

(In millions of Euros)	FY 2014	FY 2013	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	7,652.3	7,312.6	+6.1%	+4.6%

Adjusted[3,5]	7,698.9	7,312.6	+6.7%	+5.3%

Wholesale Division	3,193.8	2,991.3	+8.6%	+6.8%

Retail Division	4,458.6	4,321.3	+4.3%	+3.2%

Adjusted[3,5]	4,505.1	4,321.3	+5.4%	+4.3%

Fourth quarter of 20141

(In millions of Euros)	4Q 2014	4Q 2013	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	1,867.0	1,645.9	+7.9%	+13.4%

Adjusted[3,5]	1,890.9	1,645.9	+9.3%	+14.9%

Wholesale Division	704.2	644.2	+6.5%	+9.3%

Retail Division	1,162.8	1,001.7	+8.7%	+16.1%

Adjusted[3,5]	1,186.7	1,001.7	+11.1%	+18.5%

Luxottica closed fiscal 2014 with an increase in adjusted3,5 net sales of 5.3% (+6.7% at constant exchange rates2), to over Euro 7.6 billion, a particularly satisfactory result in a globally more uncertain economic environment, thereby confirming the Company’s unaltered ability to continue to pursue growth while making proper strategic and organizational decisions in a timely manner.

The Wholesale and Retail divisions both contributed to the Company’s strong results, growing by 8.6% and adjusted3,5 5.4%, respectively, at constant exchange rates2. Once again, the proprietary and licensed brands portfolio has proven a key success factor. Ray-Ban, in particular, continued to record double-digit growth. These results were also driven by the performance of Luxottica’s major retail chains, especially Sunglass Hut’s sustained growth worldwide (total sales +13.5% at constant exchange rates2) and LensCrafters’ progressive quarterly sales improvement.

In the fourth quarter of 2014, adjusted3,5 net sales grew by 14.9% (+9.3% at constant exchange rates2) reaching Euro 1.9 billion, benefitting from a favorable exchange rate effect.

“We are proud of the results for 2014, which show increased sales in all the geographic areas in which we operate, and a further improvement in the profitability of the Group and of both divisions. Also in 2014, careful management of working capital generated exceptional cash flow, considerably exceeding the amount generated in 2013,” remarked Massimo Vian, CEO for Product & Operations.

“Based on these results, we look forward to 2015 and the following years with enthusiasm and renewed energy to capture all the available opportunities, with the aim of doubling net sales in the next 10 years. We warmly welcome Adil Khan, who joined our team in early January.”

“My congratulations to the team for what has been achieved in 2014” – added Adil Khan, CEO for Markets – “Luxottica has confirmed the robustness of its business model beating the overall market trends and continuing its track record of growth, both with wholesale partners as well as with its retail network. We have many great opportunities to further leverage the brand portfolio, our technology edge, our integrated supply chain, in 2015 and beyond. I look forward to partnering with Massimo and the impressive team at Luxottica”.

The main growth driver for the Group’s net sales in 2014 was North America, which recorded an increase in total adjusted3,5 net sales in US dollars of 5.3% (+12.2% in the fourth quarter). This result in North America was driven by an increase of 4% on an adjusted3,5 basis in the Retail

Division and 11.2% in the Wholesale Division (+11% for the Retail Division on an adjusted3,5 basis and +18.6% for the Wholesale Division, respectively, for the fourth quarter of 2014). This performance can be attributed to the continuing appreciation of American consumers in Luxottica’s eyewear collections and confirms the strength of the business in both traditional and newer channels for this category, such as department stores and e-commerce.

Concerning the fourth quarter results, the impact of the 53rd week on the retail business generated net sales of approximately Euro 60 million.

Throughout 2014, total comparable store sales4 in North America grew by 3.3% (+5% during the fourth quarter). LensCrafters confirmed a progressive improvement in comparable store sales4, which increased by 1.8% in 2014 (+6.3% in the fourth quarter). Sunglass Hut showed the strength of its business model in the holiday season as well, reporting a +7.4% increase in comparable store sales4 in 2014 (+5.9% in the fourth quarter).

The performance in Europe was positive overall, with increased net sales in Euro of 4.3% for the full year, which reflects market share growth in major European markets. The Wholesale Division grew by 1.6% in 2014 as the optical business performed well in Europe but the sun business fell short of expectations in the second half of the year, negatively affected by bad weather over the summer months. The Wholesale Division’s negative performance in the fourth quarter was primarily attributed to a change in the distribution model, particularly impacting the Mediterranean area, with a further shift from the traditional approach to the STARS program which allows for lower inventories in the stores and more integrated commercial relationship with wholesale customers. In contrast, Sunglass Hut generated once again a strong increase in comparable store sales4, up by 10.1% in 2014.

Emerging markets6 continued to yield excellent results, with net sales increasing at constant exchange rates2 by 17.6% for the full year and by 14.7% in the fourth quarter. China and Brazil6, over the year, increased by 19.3% and 19.9% respectively at constant exchange rates2, despite a challenging macroeconomic environment. In particular, comparable store sales4 of LensCrafters in China (including Hong Kong) reported growth of 12% during the year and 8.2% in the fourth quarter of 2014. Furthermore, comparable store sales4 of Sunglass Hut in Latin America and South Africa grew respectively by 18.9% and 16.3% during the year.

In 2014, the Retail Division in Australia experienced dual speed performance from Sunglass Hut and OPSM. On the one hand, Sunglass Hut’s comparable store sales4 grew by 8.5%, with the fourth quarter in line with the previous quarters. On the other hand, OPSM was negatively affected by an increasingly competitive environment, recording an increase in comparable store sales4 of 1.7% for the full year, reflecting a slowdown in the second half of the year.

§

Luxottica also announces that a tax audit by the Italian tax authorities in respect of the 2008 tax year has ended with a tax audit report based on the same claim made with reference to the 2007 tax year regarding transfer pricing policies, which claims the Company accepted in December 2013. As a result, Luxottica has agreed to pay approximately Euro 29 million to settle the 2008 tax year claim.

The audit relates to ordinary transactions involving the export of finished products from Italy to the Group’s foreign subsidiaries, located in countries that do not have a privileged tax regime.

Consequently, the audit only concerns income that has been regularly taxed at the foreign subsidiary level.

Luxottica has agreed to accept the findings in the tax audit report and pay the sums claimed for the 2008 tax year. This conclusion was reached despite the fact that the Company remains firmly convinced that its conduct was appropriate for the reasons illustrated in detail in the documents submitted by the Company in connection with the tax audit. The Company notes that the subject matter of the dispute is largely subjective in as much as it pertains to an evaluation of the arm’s length nature of the prices applied to foreign subsidiaries. Thus, the matter lends itself to divergent positions that are not easy to resolve in litigation, except at the cost of long and expensive defense proceedings with an uncertain outcome.

Contacts

Alessandra Senici

Group Investor Relations and Corporate
Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Notes on the press release

1 All comparisons, including percentage changes, are between the three-month and twelve-month periods ended December 31, 2013 and December 31, 2014, respectively. The fiscal year and fourth quarter of 2014 for the Retail Division included 53 and 14 weeks, respectively, compared to 52 and 13 weeks in fiscal 2013.

2 Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 Adjusted net sales is not a measure in accordance with IAS/IFRS.

4 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5 Effective July 1, 2014, adjusted net sales were impacted by the modification of terms of an EyeMed reinsurance agreement with an existing underwriter whereby the Company now assumes less reinsurance revenue and less claims expense. The impact of this new contract, for the three-month and twelve-month periods ended December 31, are Euro 23.9 million and Euro 46.6 million respectively.

6 At current exchange rates (i) net sales in emerging markets grew by 11.8% and 14.9% in the fourth quarter and in 2014, respectively and (ii) net sales in China and Brazil grew by 19% and 10.2% in 2014.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific,

LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2014, Luxottica Group posted net sales of over Euro 7.6 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

–   APPENDIX FOLLOWS –

Wholesale Division sales breakdown(1)

	Wholesale sales breakdown for 4Q 2014	Wholesale sales breakdown for FY 2014

Wholesale Division sales	+6.5%	+8.6%

Sales breakdown by region
- Western Europe	31%	36%
- North America	26%	26%
- Emerging Markets	32%	27%
- Rest of the World	11%	11%

YoY changes by region
- Western Europe	-8%	+1%
- North America	+19%	+11%
- Emerging Markets	+14%	+17%
- Rest of the World	+8%	+12%

(1) Wholesale Division sales at constant exchange rates calculated using the average exchange rate in effect for the respective comparative period in the previous year.

Retail Division comparable store sales(2)

	4Q 2014	FY 2014

Optical North America
- LensCrafters	+6.3%	+1.8%

- Retail Licensed brands	+8.0%	+6.2%

Optical Australia/New Zealand	+0.2%	+1.4%
Sunglass Hut worldwide	+5.9%	+7.4%

Group Retail	+5.0%	+4.0%

(2) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Major currencies

	Three months ended	Twelve months ended	Three months ended	Twelve months ended
	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2013
Average exchange rates
per € 1

US$	1.24980	1.32850	1.36098	1.32775

AUD	1.45962	1.47188	1.46618	1.37655

GBP	0.78911	0.80612	0.84074	0.84923

CNY	7.68240	8.18575	8.29031	8.16304

JPY	142.75391	140.30612	136.47625	129.59424

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: January 20, 2015		MICHAEL A. BOXER
Group General Counsel